Paul D. Chestovich Direct Dial: (612) 672-8305 Direct Fax: (612) 642-8305 paul.chestovich@maslon.com

October 10, 2017

Via EDGAR

Ms. Suzanne Hayes Assistant Director Securities and Exchange Commission Division of Corporation Finance Office of Healthcare & Insurance 100 F Street, N.E. Washington, DC 20549

Re:	GWG Holdings, Inc. (the “Company”) Registration Statement on Form S-1 Filed August 31, 2017 File No. 333-220288

Dear Ms. Hayes:

This letter responds on behalf of the Company to your comment letter dated September 12, 2017, with respect to the above-referenced filing made by the Company with the Commission. To facilitate your review, we have included in this letter your original comments (in bold) followed by our responses.

Incorporation of Certain Documents by Reference, page 74

1.	Please revise your disclosure to also specifically incorporate by reference the Quarterly Reports on Form 10-Q that you filed on May 12, 2017 and August 10, 2017. Refer to Item 12 of the Form S-1.

RESPONSE: Together with this response letter we have filed an amendment to our Registration Statement on Form S-1, which amendment incorporates by reference our Quarterly Reports on Form 10-Q for the periods ended March 31, 2017 and June 30, 2017, filed on May 12, 2017 and August 10, 2017, respectively.

General

2.	Please revise your fee table to include the guarantee related to the L Bonds as a separate security. Please also ensure that your counsel’s opinion will include an opinion regarding the guarantee. See Section II.B1.e of Staff Legal Bulletin 19.

RESPONSE: We have updated the fee table in our amended Registration Statement on Form S-1 to include the guarantee related to the L Bonds as a separate security. Rule 457(n) provides that no additional fee is required for guarantees of debt securities. Accordingly, we have indicated in the fee table that a fee for the guarantee is not applicable. In addition, the Opinion of Maslon LLP, outside legal counsel to the Company, is filed as Exhibit 5.1 to our amended Registration Statement on Form S-1 and includes an opinion regarding the guarantee.

* * * * *

Ms. Suzanne Hayes

Assistant Director

Securities and Exchange Commission

October 10, 2017

The Company hereby acknowledges as follows:

[1]	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

[2]	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

[3]	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition to the revisions outlined above, our amended Registration Statement on Form S-1 contains revisions to the Plan of Distribution and other updates. Should you have additional comments or questions, please direct them to the undersigned by telephone at (612) 672-8305, by fax at (612) 642-8305, or by email at paul.chestovich@maslon.com.

Very truly yours,

/s/ Paul D. Chestovich
Paul D. Chestovich

cc:	Jon Sabes

Bill Acheson